(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-21203

CUSIP Number 253675 20 1

For Period Ended: March 9, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Diedrich Coffee, Inc.
Full Name of Registrant

28 Executive Park, Suite 200
Address of Principal Executive Office (Street and Number)

Irvine, California 92614
City, State and Zip Code

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibits required by Rule 12b-25(c) have been attached if applicable.

PART III. NARRATIVE

In a press release on April 1, 2005, the Company announced that it intended to restate its financial statements for the fiscal years ended July 3, 2002, July 2, 2003, June 30, 2004 and for the first and second quarters of the current fiscal year to correct errors in lease accounting. The press release was filed as an exhibit to the Company’s Current Report on Form 8-K, filed on April 1, 2005 and amended on April 8, 2005. In connection with the preparation of such restated financial statements, the Company determined that it will not be necessary to restate the financial statements for the first and second quarters of the current fiscal year. The Company continues to expect to restate its annual financial statements for the fiscal year ended July 3, 2002 and its annual and quarterly financial statements for the fiscal years ended July 2, 2003 and June 30, 2004.

The Company is working diligently to complete its review of its accounting for leases and to determine the necessary adjustments to each of the reporting periods. In the course of the review of accounting for leases, the Company also noted unrelated errors in the fiscal 2002 and fiscal 2003 financials that will be corrected in the Form 10-Q for the quarter ended March 9, 2005. Due to the time and effort involved in determining the full effect of these adjustments on the Company’s previously issued financial statements and in preparing its financial statement for the quarter ended March 9, 2005, the Company will not be in a position to timely file its Quarterly Report on Form 10-Q for the quarter ended March 9, 2005 without unreasonable expense or effort.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Martin A. Lynch	(949)	260-1600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gain on Sale of International Operations/Discontinued Operations

On February 11, 2005, the Company sold its international Gloria Jean’s operations to its former Australian master franchisee. Proceeds from the sale were $16,000,000 USD in cash and an additional $7,020,000 USD in payments to be received over the next six years under license and consulting agreements. The proceeds, net of costs of the transaction and net book value of assets sold, primarily consisting of goodwill related to the international operations, resulted in a pre-tax gain of $18,934,000. The Company accounts for the international Gloria Jean’s units as discontinued operations. Excluding the gain on the sale, discontinued operations for the current year quarter earned $916,000, or $0.18 per share, compared to $641,000, or $0.12 per share, in the prior year quarter. For the first three quarters of the year, discontinued operations, excluding the gain on the sale, earned $2,629,000, or $0.51 per share, compared to $2,094,000, or $0.41 per share, for the first three quarters of fiscal year 2004.

Diedrich Coffee, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 25, 2005	By:	/s/ Martin A. Lynch
Martin A. Lynch
Executive Vice President and Chief Financial Officer